June 2011
Pricing Sheet dated June 24, 2011 relating to
Preliminary Terms No. 851 dated June 22, 2011
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities

PLUS Based on the Value of the Nikkei 225 Index due July 27, 2012
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JUNE 24, 2011
Issuer:	Morgan Stanley
Maturity date:	July 27, 2012
Underlying index:	Nikkei 225 Index
Aggregate principal amount:	$5,030,000
Payment at maturity:	If the final index value is greater than the initial index value,
$1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value,
$1,000 × index performance factor
This amount will be less than or equal to the stated principal amount of $1,000.
Leveraged upside payment:	$1,000 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	9,678.71, which is the index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	July 24, 2012, subject to postponement for non-index business days and certain market disruption events
Leverage factor:	150%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$1,150 per PLUS (115% of the stated principal amount)
Stated principal amount:	$1,000 per PLUS
Issue price:	$1,000 per PLUS
Pricing date:	June 24, 2011
Original issue date:	June 29, 2011 (3 business days after the pricing date)
CUSIP:	617482WB6
ISIN:	US617482WB66
Listing:	The PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$1,000	$10	$990
Total	$5,030,000	$50,300	$4,979,700

(1)
Selected dealers and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $10 for each PLUS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 851 dated June 22, 2011
Prospectus Supplement for PLUS dated December 22, 2009                      Prospectus dated December 23, 2008

The PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.